ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Room B, 7th Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, ROC

Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

April 9, 2008

Contacts:

Ling Yun Wu

Michael Mandelbaum
Asia Pacific Wire & Cable

Mandelbaum Partners
(886) 2-2712-2558

(310) 785-0810

Asia Pacific Wire & Cable Moves to OTC Bulletin Board

NEW YORK, NY – April 9, 2008 – Asia Pacific Wire and Cable Corporation Limited (the “Company”) announced today that it has listed and begun trading its common shares on the OTC Bulletin Board (OTCBB) after completing all reporting requirements and filing all outstanding financial reports with the SEC.  The Company’s shares were previously traded on the Pink Sheets and continue to be listed under the symbol AWRCF.

Listing on the OTCBB will improve the liquidity in the common shares as the Company continues to look to enhance shareholder value.  The move is a direct result of the progress the Company has made to improve its financial reporting.  As previously stated, the Company is in the process of preparing its annual report for 2007, which is required to be filed with the SEC on or before June 30th.

The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities.  OTCBB securities include national, regional, and foreign equity issues, warrants, units, ADRs, and Direct Participation Programs (DPPs).  Information regarding the OTC Bulletin Board can be found on its website at www.otcbb.com.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation (OTCBB: AWRCF) is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company.  Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.

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